EXHIBIT 4.2

         TERMS FOR AMENDMENT OF DECEMBER 19, 1995 DEBENTURE AGREEMENT


1. ASDP III agrees to extend the payment date of all interest and principal on the Debentures until February 19, 1999.


2. Datamarine agrees to, within 30 days, either (a) execute an agreement for judgment (and all necessary pleadings and documents related thereto in form and substance satisfactory to ASDP III) to be held in escrow by the court or party satisfactory to ASDP III or
      (b) enter into a binding and irrevocable agreement to merge NNS and ICC on the basis of an exchange of stock or on the basis of an exchange of stock for assets.

3. Concurrent with the payment of the interest and principal on or before February 19, 1999, Datamarine agrees to issue the full number of common shares adjusted to the anti-dilution provisions of the Agreement, except that no anti-dilution will be calculated as a result of new money raised with debt or equity offerings undertaken to redeem in their entirety the Debentures and all accrued interest thereon due ASDP III on or before February 19, 1999. ASDP III reserves its rights to approve such new debt or equity offerings.

4. Datamarine and "Frankel" agree to within 30 days (i) release all collateral (ii) subordinate the Frankel Debt to ASDP III and (iii) that no payment shall be made on the Frankel Debt; provided that up to a maximum of $300,000 of the Frankel Debt may be assigned to third parties subject to the foregoing subordination provisions, and provided that such assignees become party to the subordination agreement with ASDP III. Datamarine reaffirms ASDP III's anti-dilution rights with respect to warrants issued in connection with the "Frankel Debt" or any other issue of indebtedness or equity except as provided under #3 above.

5. Datamarine reaffirms all ASDP III rights under the Debenture Agreement of December 19, 1995 except as provided under the provisions of this term sheet under #3 above.

6. Datamarine agrees within 30 days to execute and provide a release of claims for ASDP III.

7. Datamarine agrees to pay its own and the legal fees and expenses of ASDP III.

8. Datamarine agrees documents amending the Agreement of December 19, 1995 shall be in form and substance satisfactory to ASDP III as it pertains to the points of this term sheet. Datamarine further agrees to ASDP III's interpretation of terms arising from an amendment of the Agreement of December 19, 1995 pursuant to this term sheet.

9. Datamarine and ASDP III agree that final documentation of the revised December 19, 1995 Agreement will occur on or before March 31, 1998.


Datamarine International, Inc.



By  ___________________________________________
    David C. Thompson CEO


ALTA SUBORDINATION DEBT PARTNERS III, L.P.           Dated: February 24, 1998

By:  Alta Subordinated Debt Management III, L.P.
     Its General Partner


By  ____________________________________________
    Robert F. Benbow, General Partner